                      LETTERHEAD OF AVIVA PETROLEUM INC.





                                 June 30,1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Aviva Petroleum Inc. Registration Statement on Form S-4 (relating to the acquisition by Merger of Garnet Resources Corporation) (File No. 333-58061)

Ladies and Gentlemen:

        Aviva Petroleum Inc., the registrant with respect to the above referenced Registration Statement on Form S-4 (File No. 333-58061) (the "Registration Statement"), hereby amends the Registration Statement in order to delay its effectiveness under the Securities Act of 1933, as amended, by including on the facing page of the Registration Statement the following:

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                                Very truly yours

                                Aviva Petroleum Inc.




                                By:  /s/ Ronald Suttill
                                     Ronald Suttill
                                     President and Chief Executive Officer